UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018

____________________

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Notice of Extraordinary General Meeting of Shareholders and Proxy Statement, dated March 7, 2018

Item 1

ISRAEL CHEMICALS LTD.

NOTICE OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Extraordinary General Meeting of Shareholders (the “Meeting”) of Israel Chemicals Ltd. (the “Company”) will be held on April 24, 2018, at 10:00 a.m. (Israel time), at the offices of the Company, Millennium Tower, 23 Aranha Street, 22nd Floor, Tel Aviv, Israel, for the following purposes:

(1)	Approval of the compensation terms and an annual equity grant, for our new Chief Executive Officer, Mr. Raviv Zoller;

(2)	Approval of a Special Bonus to our Executive Chairman of the Board, Mr. Johanan Locker; and

(3)	Approval of the Renewed Management Services Agreement with Israel Corporation Ltd.

Shareholders of record at the close of business on March 19, 2018 (the “Record Date”) are entitled to participate in, and to vote at, the Meeting and any adjournments or postponements thereof. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who will not attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly and no later than the Cut-Off Date (as defined below) in the pre-addressed envelope provided. No postage is required if mailed in the United States.

If a shareholder’s shares are held through a member of the Tel Aviv Stock Exchange (“TASE”), such shareholder should deliver or mail (via registered mail) his, her or its completed Hebrew written ballot (in the form filed by the Company via MAGNA, the online platform of the Israel Securities Authority ("ISA")) to the offices of the Company not less than 4 hours prior to the time scheduled for the Meeting, at the address set forth above, attention: Lisa Haimovitz, Senior Vice President, Global General Counsel and Corporate Secretary, together with a proof of ownership (ishur baalut), as of the Record Date, issued by that member of the TASE. Alternatively, shares held via a TASE member may be voted electronically via the ISA's electronic voting system up to 6 hours before the time fixed for the Meeting. Shareholders should receive instructions about electronic voting from the TASE member through which they hold their shares.

If your shares are held in a stock brokerage account or by a bank or other holder of record (other than through a member of the TASE), you are considered the beneficial owner of shares held in “street name.” The street name holder of record will provide you with instructions that you must follow in order to have your shares voted.

By Order of the Board of Directors,
Lisa Haimovitz
Senior Vice President, Global General Counsel and Corporate Secretary

Dated: March 7, 2018

ISRAEL CHEMICALS LTD.

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 1.00 per share (the “Ordinary Shares”), of Israel Chemicals Ltd. (the “Company” or "ICL") in connection with the solicitation by the Board of Directors of the Company (the “Board of Directors” or “Board”) of proxies for use at the Extraordinary General Meeting of Shareholders (the “Meeting”), or at any postponement or adjournment thereof, pursuant to the accompanying Notice of the Extraordinary General Meeting of Shareholders. The Meeting will be held on April 24, 2018, at 10:00 a.m. (Israel time), at the offices of the Company, Millennium Tower, 23 Aranha Street, 22nd Floor, Tel Aviv, Israel.

The agenda of the Meeting will be as follows:

(1)	Approval of the compensation terms and an annual equity grant, for our new Chief Executive Officer, Mr. Raviv Zoller;

(2)	Approval of a Special Bonus to our Executive Chairman of the Board, Mr. Johanan Locker; and

(3)	Approval of the Renewed Management Services Agreement with Israel Corporation Ltd. (“Israel Corp.”).

The Company currently is not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies may vote in accordance with their judgment on such matters. As more fully described in this Proxy Statement, shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than March 13, 2018.

A form of proxy for use at the Meeting is enclosed. Unless otherwise indicated specifically on the form of proxy, Ordinary Shares represented by any proxy in the enclosed form will be voted in favor of all the matters to be presented at the Meeting, as recommended by the Board. To be valid, a proxy must be properly executed and received by the Company no less than four hours prior to the time scheduled for the Meeting, unless a shorter period is determined by the chairman of the Meeting.

If a shareholder’s shares are held through a member of the Tel Aviv Stock Exchange (“TASE”), such shareholder should deliver or mail (via registered mail) his, her or its completed Hebrew written ballot (in the form filed by the Company via MAGNA, the online platform of the Israel Securities Authority (“MAGNA” and “ISA”, respectively) to the offices of the Company not less than 4 hours prior to the time scheduled for the Meeting, at the address set forth above, attention: Lisa Haimovitz, Senior Vice President, Global General Counsel and Corporate Secretary, together with a proof of ownership (ishur baalut), as of the Record Date, issued by that member of the TASE. Alternatively, shares held via a TASE member may be voted electronically via the ISA's electronic voting system, up to 6 hours before the time fixed for the Meeting. Shareholders should receive instructions about electronic voting from the TASE member through which they hold their shares.

Shareholders may revoke the authority granted by their execution of proxies by delivering to the Company a written notice of revocation or duly executed proxy bearing a later date, provided such revocation notice or later-dated proxy is received by the Company at least 48 hours before the Meeting, or by voting in person at the Meeting. On all matters considered at the Meeting, abstentions will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining whether a quorum is present.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on March 19, 2018 (the “Record Date”) will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about March 16, 2018 and will be solicited mainly by mail. However, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, e-mail or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

On March 6, 2018, 1,302,970,049 Ordinary Shares were outstanding. Subject to the voting restrictions described below, each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding in the aggregate more than 50% of the outstanding voting power in the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting. If within half an hour from the time scheduled for the Meeting, a quorum is not present, the Meeting shall be adjourned to the same day in the following week, at the same time and place. If a quorum is not present within half an hour from the time scheduled for the adjourned meeting, then two shareholders with voting rights, who collectively hold at least one-third of the Company’s issued share capital, who are present, in person or by proxy, shall be a quorum and be permitted to discuss and decide on the issues for which the Meeting was convened.

Joint holders of Ordinary Shares should take note that, pursuant to Article 75 of the Articles of Association of the Company, the vote of the most senior of such joint holders who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose, seniority will be determined by the order in which the names stand in the Company’s Shareholders Register.

PRINCIPAL ORDINARY SHAREHOLDERS

        The following table presents as of March 6, 2018 (unless otherwise noted below) the beneficial ownership of our Ordinary Shares by each person who is known by us to be the beneficial owner of 5% or more of our outstanding Ordinary Shares. The data presented is based on information provided to us by the holders or disclosed in public regulatory filings.

	Ordinary Shares Beneficially Owned(1)
Shareholder	Number	Percentage
Israel Corporation Ltd.(2)	587,178,761	45.93%

____________________

(1)	The percentages shown are based on 1,278,380,418 Ordinary Shares issued and outstanding as of March 1, 2018 (after excluding shares held by us or our subsidiaries).

(2)	Our controlling shareholder is Israel Corporation Ltd. (“Israel Corp.“), a public company listed on the TASE. Based on the information we received from Israel Corp., Millennium Investments Elad Ltd. (“Millennium”) and Mr. Idan Ofer are considered as controlling shareholders jointly of Israel Corp. for purposes of the Israeli Securities Law (each of Millennium and Mr. Ofer hold shares in Israel Corp. directly, and Mr. Ofer serves as a director of Millennium and has an indirect interest in it as the beneficiary of a foreign discretionary trust that has indirect control of Millennium as detailed below). A discretionary trust in which Mr. Idan Ofer is the beneficiary, indirectly holds 80% of the economic interest in Millennium, which holds approx. 46.94% of the issued and outstanding shares of Israel Corp. The foregoing discretionary trust, also indirectly holds an additional approx. 0.74% of the issued and outstanding shares of Israel Corp. A second discretionary trust in which Mr. Ofer is a prime beneficiary, controls 50% of the ordinary share capital of XT Holdings Ltd. (“XT Holdings”), which indirectly holds (i) 20% of the economic interest in Millennium, and (ii) approx. 2.25% of the issued and outstanding shares of Israel Corp. Mr. Ofer also owns directly approx. 3.85% of the issued and outstanding shares of Israel Corp. Furthermore, XT Holdings indirectly holds approx. 0.03% of our share capital (namely, 377,662 Ordinary Shares). Each of the foregoing persons disclaims beneficial ownership of any securities of ICL held by Israel Corp., except to the extent of its pecuniary interest therein, if any, excludes 19,056,728 Ordinary Shares currently subject to certain forward sales agreements. Israel Corp. does not currently have voting rights or dispositive power with respect to the Ordinary Shares subject to the forward sales agreements, which shares have been made available for the forward counterparties. Under such agreements, Israel Corp. will not regain voting rights and dispositive power with respect to all or a portion of such Ordinary Shares ("physical settlement") unless it informs the forward counter parties otherwise at the relevant settlement dates specified in such agreements. As of the date hereof, settlement under such forward sales agreements has begun and is expected to continue to be executed in components, on a number of settlement dates over a period of approx. 1.6 years. Even though Israel Corp. has less than 50% of our Ordinary Shares, it still has a major impact on the Meeting and will de facto have the power to appoint directors and have a strong influence upon the composition of our Board of Directors.

EXECUTIVE COMPENSATION

For information regarding compensation paid to our five highest compensated officers in 2017, please see “Item 6. Directors, Senior Management and Employees – B. Compensation” in our 2017 Annual Report on Form 20-F (the “2017 20-F”) which was filed with the U.S. Securities and Exchange Commission (“SEC”) on March 7, 2018.

PROPOSALS

Item 1 – Approval of Compensation Terms and an Annual Equity Grant, for our new Chief Executive Officer, Mr. Raviv Zoller

On February 25, 2018, ICL's Board of Directors resolved, after discussing the recommendation of the search committee headed by the Company’s Executive Chairman of the Board, Mr. Johanan Locker, to appoint Mr. Raviv Zoller as Chief Executive Officer of the Company. The date of Mr. Zoller’s assumption of office has yet to be determined. Mr. Zoller, 54 years old, is a qualified CPA who graduated from Tel Aviv University. Until recently , Mr. Zoller served as the CEO of IDI Direct Insurance Company Ltd, (Bituach Yashir). Mr. Zoller was a founding partner of Apax – Mutavim Investment Bank and in 1999 founded Ness Technologies, and served as its CEO until 2007. In 2004 Ness Technologies was publicly listed on the NASDAQ Global Stock Market. Since 2008 Mr. Zoller has been the CEO of IDI Direct Insurance Company Ltd, a Tel Aviv Stock Exchange listed company.

At the Meeting, you will be asked to approve the compensation terms of our new Chief Executive Officer, Mr. Raviv Zoller. As Chief Executive Officer, Mr. Zoller shall be required to devote 100% of his business time to ICL.

Under the Israeli Companies Law, the compensation of senior managers must comply with the Company's Compensation Policy and requires the approval of the HR & Compensation Committee, Board of Directors and shareholders, in that order. On February 22, 2018, our HR & Compensation Committee and, on February 25, 2018, our Board of Directors, each approved Mr. Zoller's proposed compensation terms, which are consistent with the terms and conditions set forth in the Compensation Policy, including an equity grant for 2018, all as set forth herein and subject to shareholders approval.

Proposed Compensation Terms

Annual Base Salary. An annual gross base salary of New Israeli Shekels ("NIS") 2,400,000 (approximately $688,665)1.

Annual Cash Bonus. Mr. Zoller may be entitled to an annual cash bonus based on the Company's annual financial performance and achievement of quantitative and qualitative performance goals, in accordance with the mechanism set forth in our Compensation Policy, as such policy may be amended from time to time (the "Compensation Policy"). Approval of the proposed compensation terms will be deemed as approval of the Annual Cash Bonus Plan for Mr. Zoller. The Annual Cash Bonus, for any given fiscal year, will be determined as aforesaid and approved by the HR & Compensation Committee and the Board of Directors.

It is proposed that Mr. Zoller's Target Bonus, representing the conceptual payout amount for 100% performance level (i.e. achieving 100% of all the targets including the Financial Factor, as defind in our Compensation Policy) in a given year, will be NIS 2,500,000 (approximately $717,360).

In any event, the maximum bonus payout for Mr. Zoller shall not exceed NIS 3.75 million (appriximately $1.08 million), for any given fiscal year.

____________________

[1]	In this proxy statement, the convertion from NIS to USD is made according to the representative exchange rate of NIS 3.4850 to $1.00, as published by the Bank of Israel on February 23, 2018, unless otherwise expressly indicated.

In addition, the Company may grant, subject to approvals required by law, a special bonus to the CEO, separate from the annual bonus, in case he has shown unique contributions considerable efforts and/or special achievements, that were accomplished as part of a unique or extraordinary business activity, or other special circumstances, and was dominant in his achievement (the "Special Bonus"). The Special Bonus will be calculated in accordance with the terms set forth in the Compensation Policy. The Special Bonus is limited to three monthly salaries and subject to approvals as required by any applicable law.

Equity Grant. It is proposed to approve an issuance to Mr. Zoller of an annual equity grant of NIS 4,000,000 per annum, as part of annual equity grants to senior managers and employees of ICL and its subsidiaries. It is further proposed to approve an issuance to Mr. Zoller, for no consideration, of a grant for 2018 of non-marketable options exercisable into Ordinary Shares (the “Options”) and restricted Ordinary Shares (the “Restricted Shares”) in a total value of NIS 4,000,000 (approximately. $1,147,776) (of which half NIS 2,000,000 or approximately $573,888) is attributed to the Options (calculated on the basis of a Black & Scholes model) and the other half to the Restricted Shares) (the "Annual Equity Grant for 2018").

Based on the indicative average closing price of the Ordinary Shares on the TASE during the 30 trading days preceding the date of the Board's approval of the grant, which is NIS 14.64 (approximately $4.20) per share, Mr. Zoller will be entitled to 456,621 Options and 136,612 Restricted Shares for 2018. The actual amount of Restricted Shares pursuant to the Annual Equity Grant for 2018, however, will be determined according to the closing price of the Ordinary Shares on the TASE on the day preceding the Grant Date (as defined below). The actual amount of the Options will be calculated on the basis of a Black & Scholes model, using the average closing price of the Ordinary Shares on the TASE during the 30 trading days preceding the Grant Date.

The Ordinary Shares that will be issuable upon exercise of the Options to be issued to Mr. Zoller pursuant to the Annual Equity Grant for 2018, as of the date of this Proxy Statement, constitute approximately 0.04% of the issued and outstanding share capital of the Company and approximately 0.04% of the voting rights (approximately 0.03% of the issued and outstanding share capital of the Company and approximately 0.04% of the voting rights, on a fully diluted basis).2 The Restricted Shares to be issued to Mr. Zoller pursuant to the Annual Equity Grant for 2018, constitute less than 0.01% of the issued and outstanding share capital of the Company and less than 0.01% of the voting rights (less than 0.01% of the issued and outstanding share capital of the Company and less than 0.01% of the voting rights, on a fully diluted basis).3

The indicative exercise price of the Options based on the average closing price per share of the Ordinary Shares on the TASE during the 30 trading days preceding the date of the Board's approval of the grant, is NIS 14.64 (approximately $4.20). The actual exercise price of the Options however, will be determined based on the average closing price of the Ordinary Shares on the TASE during the 30 trading days preceding the Grant Date. The exercise price of the Options will be linked to the Israeli Consumer Price Index and subject to adjustements for dividend payments commencing at the Grant date.

In accordance with the Equity Plan, the Board of Directors has determined that the holder of the Restricted Shares will not pay the par value of the Restricted Shares upon their grant and that the Company will capitalize a portion of its profits into share capital in an amount equal to the par

____________________

[2]	The number of Ordinary Shares actually issued upon the exercise of Options may be lower if the Company decides to exercise its right, upon the exercise of Options, to issue or transfer Ordinary Shares to Mr. Zoller only at the value of the benefit.

[3]	The precentages presented herein were calculated according to the indicative amounts of Options and Restricted Shares provided in this Proxy Statement.

value, all in accordance with Section 304 of the Israeli Companies Law.

On February 22, 2018, our HR & Compensation Committee and, on February 25, 2018, our Board of Directors approved the Annual Equity Grant for 2018, which terms are in compliance with the terms and conditions set forth in the Company’s Compensation Policy. Subject to shareholders approval and certain regulatory approvals and/or filings, the Annual Equity Grant for 2018 will be made on the date of Mr. Zoller's assumption of office (the "Grant Date").

The Annual Equity Grant for 2018 is compliant with the Company's Compensation Policy and governed by our 2014 Equity Plan, as amended on June 2016 (the "Equity Plan"), subject to vesting in three equal annual tranches, with one-third of the number of Options and Restricted Shares vesting at the end of 12 months from Grant Date, one-third at the end of 24 months from the Grant Date, and one-third at the end of 36 months from the Grant Date. In the event of a contradiction between the terms set forth in the Equity Plan and the terms set forth in this Proxy Statement, the terms set forth in this Proxy Statement shall prevail. According to the terms of the Equity Plan, the Options may be exercised, in whole or in part, as of the date of “maturity” of each tranche and until the lapse of 7 years after the Grant Date.

The Options and the Restricted Shares will be issued pursuant to the capital gains route under Section 102 of the Israeli Income Tax Ordinance [New Version], 1961, which among other things, conditions the applicable tax benefits upon the Options (or Ordinary Shares issued upon exercise thereof) and the Restricted Shares being held by a trustee for two years after the date of grant.

According to the Equity Plan, vesting of the Options and Restricted Shares would fully accelerate if the holder thereof is no longer employed by the Company and such termination of the employment relationship is (i) within 365 days following a change of or in control of the Company (not including if such termination was due to dismissal under circumstances which, in the Company’s opinion, confers on the Company the right, under law, to dismiss the holder without any severance pay, including the carrying out of criminal offenses and breach of fiduciary duties (“Cause”)), or (ii) in the event such holder’s age plus his years’ of service with the Company equals 75 or more (not in the event of termination for Cause) (the Options shall be exercisable into shares during the 12 months beginning from the date of the end of the employment relations). Subject to the provisions of the Equity Plan, in the event of termination of employment for any reason not described above, the holder shall be entitled to exercise only the vested portion of its Options over a period of ninety (90) days from the day of his employment termination. Any unvested Options and Restricted Shares will be cancelled upon termination of employment. In addition, according to the Equity Plan, in case of termination of employment relations due to disability or death – Mr. Zoller (or inheritors or transferee thereof) will be entitled to exercise the matured Options which have not been exercised into Shares during a period of twelve (12) months following the termination of employment relations.

The Options and Restricted Shares will not be transferable and will be held by the trustee at least for a period of two years as aforementioned. Any dividends or other distribution paid in respect of unvested Restricted Shares (as long as they are held by the trustee) will be held in trust by the trustee. The voting rights in respect of unvested Restricted Shares will be exercised by the trustee.

The Company will be entitled, in its sole discretion, to issue a smaller number of shares upon the exercise of the Options, in lieu of payment of the exercise price, pursuant to a customary “net exercise” formula. Furthermore, the terms of the Options will be subject to adjustment for capitalization events, rights offerings and cash dividends.

The Ordinary Shares underlying the Options and Restricted Shares to be granted to Mr.

Zoller were registered pursuant to the Registration Statement on Form S-8 that was filed by the Company with the SEC on July 6, 2015.

It is further noted that the allocation hereunder is subject to the approval of the TASE for the registration for trade of the Restricted Shares and the Ordinary Shares that will derive from the exercise of the Options.

Notice Period. Mr. Zoller will be entitled to advance notice of termination of 12 months in case of termination by the Company (not for cause), and six months in case of resignation (such 12 month or 6 month period, the “Advance Notice Period”). During the Advance Notice Period, Mr. Zoller may be required to continue to work for the Company. During the Advance Notice Period, employer-employee relations would continue to apply and thus Mr. Zoller would be entitled to all of his compensation terms, excluding an annual bonus related to the Advanced Notice Period and/or a new equity grant.

Additional Severance. Upon termination, Mr. Zoller will be entitled to an additional severance payment equal to his last monthly salary multiplied by the number of years that he served as our CEO.

Other Benefits. Mr. Zoller will be entitled to all other cash and non-cash benefits payable to senior executives of the Company pursuant to our policies in effect from time to time, including but not limited to, pension, study fund, disability insurance, holiday gifts, 24 vacation days, cell phone and company car. Mr. Zoller will also be entitled to the exemption, insurance and indemnification arrangements as customary in the Company.

Reasons for the Proposal

The HR & Compensation Committee and Board of Directors noted in their approval the importance of ensuring Mr. Zoller's leadership at the Company, given its scope and complexity, the challenging business and regulatory environment of the Company and the knowledge, experience, professional and personal skills and track record of Mr. Zoller, who brings rich managerial experience following significant leadership positions in various companies. Mr. Zoller has proven capabilities, proficiency and experience with global companies, including with a publicly traded company in the US markets. Mr. Zoller demonstrated consistent leadership and proactive abilities to drive results and execute strategic plans.

The HR & Compensation Committee and Board of Directors further considered ICL's compensation philosophy and objectives, internal fairness and market terms and other relevant factors as required by law and the Compensation Policy. Based on a benchmark study of the TA-35 index (excluding financial institutions), performed by a leading executive compensation consulting firm, such terms are generally in line with the Israeli market conditions for such position.

In particular, the HR & Compensation Committee and Board of Directors noted that the purpose of the proposed Annual Cash Bonus Plan and Annual Equity Grant (which consists about 2/3 of the proposed overall compensation), is to motivate Mr. Zoller to enhance long-term shareholder value by aligning his interests with those of our shareholders. In light of all of the above, the HR & Compensation Committee and Board of Directors stated that the proposed compensation of Mr. Zoller is in alignment with the Compensation Policy of the Company and is in the best interests of the Company and our shareholders.

Required Approval

Pursuant to the Israeli Companies Law, the approval of this resolution requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution are voted in favor thereof (abstentions and brokers non-vote are disregarded) or (ii) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution who voted against it does not exceed 2% of the outstanding voting power in the Company. According to the Israeli Companies Law, even if the shareholders do not approve this compensation matter, the Human Resources & Compensation Committee and the Board of Directors may thereafter approve it, provided that they have determined based on detailed reasoning and a re-evaluation of the matter, that the proposed compensation is in the best interests of the Company despite the opposition of the shareholders.

The Israeli Companies Law requires that each shareholder voting on this proposal specifically indicate whether or not the shareholder has such a personal interest. Otherwise, the shareholder is not eligible to vote on this proposal. According to the Israeli Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of the shareholder and any members of the shareholder’s family, family members of the shareholder’s spouse, or a spouse of any of the foregoing, or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or holds at least 5% of the voting rights or has the right to appoint a director or the CEO including (ii) personal interest of anyone voting by proxy or granting a proxy with respect to the proposal and (iii) excludes an interest arising solely from the ownership of our Ordinary Shares.

A shareholder shall notify the Company prior to the Meeting, whether the shareholder constitutes a controlling shareholder in the Company or has a personal Interest in the proposal or not, as a condition for that shareholder's right to vote and be counted. Shareholders who will not attend the Meeting in person should follow the instructions on the form of proxy card or form of written ballot or ISA's electronic voting system form, as applicable, to indicate whether or not they have a personal interest in this matter.

Proposed Resolution

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that the compensation terms of our new Chief Executive Officer, Mr. Zoller, all as described in Item 1 of the Proxy Statement, be, and the same hereby are, approved.”

“RESOLVED, that the Annual Equity Grant for 2018 for our new Chief Executive Officer, Mr. Zoller, as described in Item 1 of the Proxy Statement, be, and the same hereby are, approved.”

Item 2 - Approval of a Special Bonus to our Executive Chairman of the Board, Mr. Johanan Locker

It is proposed that a Special Bonus for 2017 be approved for our Executive Chairman, Mr. Locker, in an amount that equals three (3) monthly salaries, or. NIS 480,000 (approximately $137,733) (the "Executive Chairman Special Bonus"). Such Executive Chairman Special Bonus is proposed to be granted in addition to Mr. Locker's entitlement to an Annual Bonus according to his compensation terms. Mr. Locker's Annual Bonus was discussed and approved by the HR & Compensation Committee and the Board of Directors on March 5 and 6, 2018, respectively, and was calculated in accordance with the formula set forth in our Compensation Policy.

Reasons for the Proposal

The HR & Compensation Committee and Board of Directors noted in their approval that 2017 was an exceptionally challenging year, during which our Executive Chairman of the Board successfully led the crafting of our new Strategy, including the Company's business strategic direction and focus, all this in a complex working environment and while an acting CEO was temporarily serving. The HR & Compensation Committee and Board of Directors further noted that our Executive Chairman of the Board led our Board to effectively monitor and control the management's efficient execution of its strategic directions and resolutions, with the emphasis on the successful divestment of ICL's low synergy businesses executed with excellent results for the Company. In light of all of the above, the HR & Compensation Committee and Board of Directors stated that the proposed Executive Chairman Special Bonus is in alignment with the Compensation Policy of the Company and is in the best interests of the Company and our shareholders.

Required Approval

Pursuant to the Israeli Companies Law, the approval of this resolution requires the affirmative vote of the holders of a majority of the voting power in the Company present at the Meeting, in person or by proxy, and voting on the matter, is required for the approval of the Executive Chairman Special Bonus to our Executive Chairman, Mr. Johanan Locker, for 2017.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the Special Bonus for 2017 to our Executive Chairman, Mr. Locker, all as described in Item 2 of the Proxy Statement, be, and the same hereby is, approved.”

Item 3 - Approval of the Renewed Management Services Agreement with Israel Corporation Ltd. ("Israel Corp.")

On February 26, 2015, our shareholders approved the renewal of the Management Agreement for the supply of management services between us and Israel Corp., for an annual management fee of $1,000,000 plus VAT (the “Management Agreement”) effective until December 31, 2017 and its amendment, which included a provision regarding an increase of the management fee to $3,500,000 plus VAT, in the event management services includes the services of an Executive Chairman of the Board appointed by Israel Corp. Since the term of the Management Agreement expired on December 31, 2017, we propose to renew the agreement, effective retroactively as of January 1, 2018, for an additional term of three years, expiring on December 31, 2020 (the “Renewed Management Agreement”). According to the Renewed Management Agreement, the annual management fee will continue to be $1,000,000, plus VAT (the "Management Fee"), with an amendment that such amount shall include the overall value of the cash and equity compensation for the service of our directors whom are office holders of Israel Corp. (collectively: the "IC Directors"). At the Annual General Meeting held on January 10, 2018, our shareholders approved an equity grant for 2018 to each of our IC Directors. We have been informed that each of our IC Directors have decided to waive their rights for such grant. The Renewed Management Agreement shall replace all other arrangements for payment to our IC Directors, in such way that, during the term of the Renewed Management Agreement, the Company will not pay or grant any cash or equity compensation to the IC Directors beyond the Management Fee paid to Israel Corp.

In addition, the Renewed Management Agreement was amended to no longer include an increase of the Management Fee to $3,500,000 plus VAT, in the event the Management Services will include the services of an Executive Chairman of the Board appointed by Israel Corp.

Following deliberations of the Company with Entropy Financial Research Services, an Israeli economic analysis company rendering opinion services to Israeli institutional investors in connection with their voting decisions (“Entropy”), the following commitments are hereby made by the company: (1) the amount of $1,000,000 shall constitute the full and complete consideration for the Management Services, and, in any event, the annual Management Fee for each calendar year, shall not exceed $1,000,000; (2) The Audit & Accounting Committee will annually examine the reasonableness of the Management Fees paid in the previous year against the Management Services actually provided by Israel Corp to the Company in the same year.

The Compensation Committee and the Board of Directors reviewed the management fees paid by companies in the TA-35 index and took into account the unique facts and circumstances of the Company. The other terms of the Management Agreement shall remain unchanged.

The following is a summary of the other principal terms of the Management Agreement:

Israel Corp. will grant the Company and its subsidiaries, throughout the term of the Management Agreement, management services in areas of their activities, which include service of certain Israel Corp. officeholders as directors in the Company and regular general advice, including professional, financial, strategic, advocacy, media and managerial advice (the “Management Services”). The parties to the Management Agreement may decide by mutual consent that the scope of the Management Services should be expanded to additional areas.

The Management Services will be granted to the Company and its subsidiaries by officers and/or officeholders of Israel Corp., and if necessary, by employees and/or consultants of Israel Corp., depending on the needs of the Company and the subsidiaries.

The Management Fee will be paid in 12 monthly installments, with the payment for each calendar month to be made in the following calendar month against the issuance of a lawful tax invoice by Israel Corp. Each payment will be made in NIS at the representative exchange rate of the U.S. dollar known on the date of payment.

The Management Agreement is for a term of three (3) years, and will be in force as of January 1, 2018 and until December 31, 2020. At the end of the term of the Management Agreement, the parties to the Management Agreement may decide to extend it, subject to the approvals required under applicable law.

The Management Agreement was approved by the Audit and Accounting Committee and by the Board of Directors on January 17, 2018.4 Further to the deliberations with Entropy it was determined to remove the proposed resolution to approve the Management Agreement from the agenda of the Extraordinary General Meeting of Shareholders held on February 22, 2018 (see our announcement regarding, among others, the removal of the proposed resolution from the Agenda of the Extraordinary General Meeting, dated February 22, 2018 Ref: 2018-02-014775).

____________________

[4]	Prior to that, the Management Agreement was on the Agenda of the Annual General Meeting that convened on January 10, 2018, but, for sake of caution, was removed therefrom in light of certain doubts which arose with respect to the manner of interpretation and implementation of the relative compensation mechanism paid to our external directors pursuant to the Israeli Companies Regulations (Rules respecting Compensation and Expenses to External Directors), 5760-2000, which may have affected the validity of such resolution. See for that matter the Company’s announcement of January 9, 2018 (Ref No: 2018-02-004213).

Required Approval

Since Israel Corp., our controlling shareholder, has a personal interest in this resolution, pursuant to the Israeli Companies Law, the approval of this resolution requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of shareholders who do not have a personal interest in the resolution vote in favor thereof (abstentions and brokers’ non-votes are disregarded); or (ii) the total number of shares of shareholders who do not have a personal interest in the resolution who voted against it does not exceed two percent of the outstanding voting power in the Company.

The Israeli Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has such a personal interest. Otherwise, the shareholder is not eligible to vote on this proposal. See the discussion of personal interest above.

A shareholder shall notify the Company prior to the Meeting, whether the shareholder has a personal interest in the proposal or not, as a condition for that shareholder's right to vote and be counted. Shareholders who will not attend the Meeting in person should follow the instructions on the form of proxy card or form of written ballot or ISA's electronic voting system form, as applicable, to indicate whether or not they have a personal interest in this matter.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the Renewed Management Agreement with Israel Corp. as described in the Proxy Statement.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

SHAREHOLDER PROPOSALS

Any shareholder of the Company who intends to present a proposal at the 2018 Extraordinary General Meeting of Shareholders must satisfy the requirements of the Israeli Companies Law. Under the Israeli Companies Law, shareholders who severally or jointly hold at least 1% of the Company’s outstanding voting rights. are entitled to request that the Board of Directors include a proposal in a shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our Corporate Secretary at the following address: Millennium Tower, 23 Aranha Street, P.O. Box 20245, Tel Aviv, 61202 Israel, Attn.: Corporate Secretary. For a shareholder proposal to be considered for inclusion in the Meeting, our Corporate Secretary must receive the written proposal no later than March 13, 2018.

POSITION STATEMENTS

In accordance with the Israeli Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an item on the agenda of the Meeting to Millennium Tower, 23 Aranha Street, P.O. Box 20245, Tel Aviv, 61202 Israel, Attn.: Corporate Secretary, no later than April 15, 2018. Any position statement received will be filed on a Current Report on Form 6-K to the SEC and the ISA.

UPDATES

If we determine that an update is required for an item on the agenda, we will publish such update by way of issuing a press release and submitting a Current Report on Form 6-K to the SEC and the ISA.

By Order of the Board of Directors,
Lisa Haimovitz
Senior Vice President, Global General Counsel
and Corporate Secretary

Dated: March 7, 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: March 7, 2018